FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                           For the month of JUNE, 2004




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents


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Healthcare Technologies Ltd. press release, dated May 24, 2004         4
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           HEALTHCARE TECHNOLOGIES LTD.
                                           (Registrant)


                                           By: /S/ Moshe Reuveni
                                           ---------------------
                                           Moshe Reuveni
                                           Chief Executive Officer


Dated: June 1, 2004

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FOR:
Healthcare Technologies, Ltd.
CONTACT:
Moshe Reuveni
CEO
+972-3-9229011-Ext. 126
                                                                    May 24, 2004


         HEALTHCARE TECHNOLOGIES REPORTS A NET INCOME OF $228 THOUSANDS
                         FOR THE FIRST QUARTER OF 2004.

     ASHDOD, ISRAEL, May 24, 2004 --- Healthcare Technologies, Ltd. (NASDAQ:
     HCTL), today announced unaudited results for the first quarter ended March 31, 2004.

     Starting January 2004, Healthcare, which has been reporting in accordance with the Israeli GAAP, has begun to report the financial statement in accordance with the U.S.GAAP. This change is due to new regulations which have become effective in Israel.

     The major impact of this change for the first quarter has to do with the method of reporting Savyon's operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under the US GAAP in accordance with the equity method. The impact of such change on the net profit for the first quarter was immaterial and amounted to $ 4 thousand.

     All of the following information is in accordance with the U.S.GAAP.

     Revenues for the first quarter ended March 31, 2004 were $2.96 million, as compared to $3.48 million for the corresponding quarter last year. The first quarter gross profit was $1.26 million, as compared to $1.21 million in the first quarter of 2003. The net profit for the quarter was $ 228 thousands compared with a net loss of $ (106) thousands, for the first quarter of last year. The improvement in the net profit is due to a reduction in operational costs.

     Shareholders' equity on March 31, 2004 was $2.6 million, compared to US$
     2.4 million on December 31, 2003. Cash and cash equivalents were $0.9 million. Current assets net of current liabilities as of March 31, 2004 were $3.3 million compared to $2.8 million on December 31, 2003.

                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

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                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
         (U.S. DOLLARS IN THOUSANDS, EXCEPT LOSS PER SHARE INFORMATION)


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                                                              Three Months Ended      Year Ended
                                                              ------------------      ----------
                                                              31/3/04     31/3/03      12/31/03
                                                              -------     -------      --------
Sales                                                       $  2,955     $  3,479      $ 12,412
Gross profit                                                $  1,263     $  1,209      $  4,772
Operating Profit (loss)                                     $    220     $   (127)     $   (408)
Net profit (loss)                                           $    228     $   (106)     $   (470)
Profit (loss) per share                                     $   0.03     $  (0.01)     $  (0.06)
Weighted average number of Shares and share equivalents
Outstanding (in Thousands)                                     7,649        7,644         7,649
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                           Consolidated Balance Sheet
                              (U.S $ in thousands)

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                       Three Months Ended     Year Ended
                         March 31, 2004    December 31, 2003
                         --------------    -----------------
Cash and cash equivalents         864       1,450
Total current assets            7,122       7,532
Total current liabilities       3,834       4,752
Shareholder's equity            2,570       2,388
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SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS
WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.